EXHIBIT 99.1

MAG Silver Reports First Quarter Financial Results

VANCOUVER, British Columbia, May 13, 2019 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three months ended March 31, 2019.  For details of the unaudited condensed interim consolidated financial statements and Management's Discussion and Analysis for the three months ended March 31, 2019, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified.

HIGHLIGHTS – MARCH 31, 2019

  Joint formal Juanicipio Project approval by Fresnillo plc and MAG announced subsequent to the quarter end (see Press Release dated April 11, 2019), and an Engineering, Procurement and Construction Management (“EPCM”) contract finalized to oversee the mine development.

  All principal permits have been obtained, orders for long lead-time equipment have been placed, and the process plant construction is to begin immediately; Fresnillo’s guidance is for production to commence in H2-2020, subject to final detailed engineering.

  Estimated pre-operative initial capital of $395,000 (100% basis) as of January 1, 2018, less development expenditures incurred since that date of approximately $50,600 (Company therefore estimates approximately $344,400 of remaining initial capital on a 100% basis).

  MAG is well funded with cash and cash equivalents as at March 31, 2019 of $128,607 while Minera Juanicipio had working capital of $10,121 as at March 31, 2019.

  Underground development continues at Juanicipio with over 19 kilometres (11.8 miles) of total underground development now achieved.

  46,060 metre (“m”) infill and step-out exploration drill program completed late in 2018 with assays announced in the quarter ended March 31, 2019 (see Press Releases dated March 4, 2019):

    Valdecañas Deep Zone expanded
      Deep Zone West: Infill Hole P22 11.6 m (true width) grading 783 grams per tonne (“g/t”) (22.9 ounces per ton (“opt”)) silver, 2.57 g/t gold, 6.52% lead, 9.46% zinc, 0.32% copper.
      Deep Zone East: Step-out Hole P26: 6.3m (true width) grading 246 g/t (7.2 opt) silver, 1.78 g/t (capped) gold, 7.20% lead, 11.63% zinc, 0.40% copper.
    New “Pre-Anticipada” hangingwall vein discovered in step-out Hole P28: 3.2 m (estimated true width) grading 472 g/t (13.8 opt) silver, 0.31 g/t gold, 0.39% lead, 0.43% zinc and 0.03% copper.
    New “Venadas Vein” discovered with unique North-East (“NE”) orientation: Hole VEN-1 cut 3.0 m (drilling width) grading 392 g/t (11.5 opt) silver & 5.6 g/t gold providing new Juanicipio exploration potential.

“It has been a landmark start to the year for MAG,” commented George Paspalas, President and CEO. “The joint formal approval of the Juanicipio project is the culmination of what we as partners with Fresnillo have been working for some time now, and provides surety for our shareholders about our pathway to becoming a producer. I continue to emphasize however, that the exploration potential of the joint venture property remains very prospective, and the discovery of the NE oriented Venadas vein is the start of what we believe to be the next exciting opportunity to be unlocked at this remarkable property.”

Juanicipio Project Update

Mine Development
On April 11, 2019, Fresnillo plc and MAG, as shareholders of Minera Juanicipio, jointly announced formal approval of the Juanicipio mine development plan. The partners of Minera Juanicipio also finalized an EPCM agreement which defines the specific terms by which Fresnillo will oversee the construction of the process plant and associated surface infrastructure. All principal permits and licensing requirements have been obtained, orders for long lead-time equipment have been placed and initial processing plant groundwork has commenced. Final detailed engineering is underway, while discussions with construction contractors are well advanced.  Pre-operative initial capital is estimated on a 100% basis as $395,000 as of January 1, 2018, less expenditures incurred since that date of approximately $50,600, leaving an estimated $344,400 of remaining initial capital (MAG’s 44% share estimated $151,500).

Fresnillo has publicly advised that it expects Minera Juanicipio to commence production in H2-2020.  An Operator Services agreement has been finalized by the partners which will become effective on commencement of commercial production. As well, both lead and zinc off-take agreements have been agreed to by the partners whereby both concentrates will be treated by Met-Mex Peñoles, S.A. De C.V., in Torreón, Mexico.

Both partners acknowledge that there is considerable further exploration opportunity in the license area with future potential to scale-up operations beyond the currently planned 4,000 tonnes per day. The Juanicipio Project is expected to create approximately 2,750 jobs during construction and 1,720 jobs once at full production.

Underground and Other Development
Total underground development at Juanicipio is now in excess of 19 kilometres (or 11.8 miles), with the current emphasis on: developing the three internal spiral footwall ramps to access the full strike length of the Valdecañas Vein system; excavating and constructing the underground crushing chamber; advancing the conveyor ramp from both ends to and from the planned mill site (the underground conveyor exit portal and over 1000 metres of ramp are now complete); integrating additional ventilation and other associated underground infrastructure, and continued construction of surface infrastructure facilities.

A photo gallery of current progress on the Juanicipio development is available at http://www.magsilver.com/s/PhotoGallery.asp

Exploration
Assays were reported in the quarter ended March 31, 2019 from 48-holes (46,060 metres) completed in late 2018 (see Press Release dated March 4, 2019). This drilling was designed to infill Indicated and Inferred Resources and to further trace the Deep Zone laterally and to depth.

There are currently five drill rigs on site. The three on the Valdecañas Vein are using Devico directional drilling technology with  two conventional rigs elsewhere: one on the newly discovered Venadas Vein and one on an outlying prospective target.

Qualified Person - All scientific or technical information in this news release, including assay results, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”).  Dr. Megaw is not independent as he is an officer and a paid consultant of the Company.

FINANCIAL RESULTS – THREE MONTHS ENDED MARCH 31, 2019

As at March 31, 2019, the Company had working capital of $128,011 (March 31, 2018: $152,864) including cash and cash equivalents of $128,607 (March 31, 2018: $152,692 cash and term deposits).  Other than an office lease obligation under IFRS 16, the Company currently has no debt and believes it has sufficient working capital to maintain all of its properties and currently planned programs for a period in excess of the next year.  The Company makes capital contributions through cash advances to Minera Juanicipio as ‘cash called’ by operator Fresnillo, based on approved joint venture budgets. The Company expended $81 on its own account on the Juanicipio joint venture project during the quarter ended March 31, 2019, and made no advances to Minera Juanicipio in the quarter (March 31, 2018: $5,767).  Subsequent to the quarter end, the Company advanced $10,780 to Minera Juanicipio, representing its 44% share of a $24,500 cash call to fund the commencement of process plant construction and further underground development on the property.

The Company’s net loss for the three months ended March 31, 2019 amounted to $442 (March 31, 2018: $183 net income) or $0.01/share (March 31, 2018: $0.00/share).  Share based payment expense recorded in the period ended March 31, 2019 decreased to $224 (March 31, 2018: $404), and is determined based on the fair value of equity incentives granted and vesting in the period.  The Company also earned interest income on its cash and cash equivalents of $844 (March 31, 2018: $682) during the period ended March 31, 2019, and recorded its 44% equity income pick up of $282 (March 31, 2018: $883) from Minera Juanicipio.  The Company recorded a deferred income tax benefit of $319 for the period ended March 31, 2019 (March 31, 2018: $1,198) in relation to the change in temporary timing differences between the book and tax base of its Mexican non-monetary assets.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. (MAG: TSX / NYSE A) is a Canadian exploration and development company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Our principal focus and asset is the Juanicipio Property (44%), being developed in Joint Venture partnership with Fresnillo Plc (56%). Juanicipio is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp and we are currently developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation, with the operational expertise of our JV partner, Fresnillo plc. As well, we have an aggressive exploration program in place targeting multiple highly prospective targets across the property. In addition, we continue to work on regaining surface access to our 100% owned Cinco de Mayo property in Mexico while we seek other high grade, district scale opportunities.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"
Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications

Website: www.magsilver.com Phone: (604) 630-1399 Toll free: (866) 630-1399	Email: info@magsilver.com Fax: (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE American have reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and information, including, among others, the ability of the Company to successfully close a financing pursuant to the base shelf prospectus or shelf registration statement and those risks identified in MAG's preliminary base shelf prospectus dated December 28, 2017 filed on SEDAR at www.sedar.com . Forward-looking information is based on the expectations and opinions of MAG's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE American has approved or disapproved of the information contained herein.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html